Exhibit 99.1 Press Release
Brussels / 13 March 2019 / 9:00 PM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure Made According to the Requirements of the Law of 2 May 2007

Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) discloses the notification of significant shareholdings that it has received in accordance with the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, AB InBev publishes the content of the notification that it has received.

The percentage of voting rights held in aggregate by AB InBev and the entities and persons acting in concert with it have crossed downwards the threshold of 45%. Such threshold crossing has not been triggered by a decrease of the holding of the voting rights held by AB InBev’s reference shareholder group, which has increased in aggregate by 0.18% since the previous transparency notification. The drop below the 45% threshold was prompted by the disposal of treasury shares by AB InBev in connection with existing share delivery obligations.

1.	Date: Notification of 13 March 2019

Press Release
Brussels / 13 March 2019 / 9:00 PM CET

2. Notification by (person acting in concert):

Mr Marcel Herrmann Telles
Mr Jorge Paulo Lemann
Mr Carlos Alberto da Veiga Sicupira
BRC SàRL under Luxembourg law	2 Boulevard de la Foire, L-1528 Luxembourg
EPS SA under Luxembourg law	488 Route de Longwy, L-1940 Luxembourg
Stichting Anheuser-Busch InBev under Dutch law	760 Amstelveenseweg, 1081 JK Amsterdam, Netherlands
Anheuser-Busch InBev SA	1 Grand’Place, 1000 Bruxelles
Rayvax Société d’Investissements SA	19 Square Vergote, 1200 Bruxelles
Stichting Fonds InBev Baillet Latour	1 Ceresstraat, 4811 Breda, Netherlands
Fonds Verhelst SPRL with social purpose	1 Brouwerijplein, 3000 Leuven

3. Denominator: 2,019,241,973 shares

4. Voting rights and assimilated financial instruments

	Previous notification	After the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
Marcel Herrmann Telles	0	0		0.00%
Jorge Paulo Lemann	0	0		0.00%
Carlos Alberto da Veiga Sicupira	0	0		0.00%
BRC	37,598,236	39,962,901		1.98%
EPS	99,999	99,999		0.00%
EPS Participations	130,257,459	131,898,152		6.53%
Stichting Anheuser-Busch InBev	663,074,832	663,074,832		32.84%
Anheuser-Busch InBev	85,000,000	59,258,420		2.93%
Brandbrew	405,894	405,894		0.02%
Brandbev	74,498	138,293		0.01%
Mexbrew	60,000	60,000		0.00%
Subtotal	916,570,918	894,898,491		44.32%
Rayvax Société d’Investissements	484,794	24,158		0.00%
Sébastien Holding	10	10		0.00%
Subtotal	484,804	24,168		0.00%

Press Release
Brussels / 13 March 2019 / 9:00 PM CET

Stichting Fonds InBev Baillet Latour	0	0		0.00%
Fonds InBev Baillet Latour	5,485,415	5,485,415		0.27%
Subtotal	5,485,415	5,485,415		0.27%
Fonds Verhelst	0	0		0.00%
Fonds Voorzitter Verhelst	6,997,665	6,997,665		0.35%
Subtotal	6,997,665	6,997,665		0.35%
TOTAL		907,405,739	0	44.94%	0.00%

5. Date transaction: 7 March 2019

6. Chain of controlled entities through which the shareholding is effectively owned:

Agreement of concert and shareholding structure of AB InBev:

1)

EPS, EPS Participations, Rayvax Société d’Investissements, BRC and Stichting Anheuser-Busch InBev are bound by a shareholders’ agreement organizing the joint control of Stichting Anheuser-Busch InBev by EPS, EPS Participations and BRC and organizing a concert with Rayvax Société d’Investissements.

2)	AB InBev and its subsidiaries Brandbrew, Brrandbev and Mexbrew are controlled by Stichting Anheuser-Busch InBev, which is jointly controlled by EPS, EPS Participations & BRC.

3)

Fonds InBev Baillet Latour and Fonds Voorzitter Verhelst have also signed an agreement to act in concert with Stichting Anheuser-Busch InBev. Fonds InBev Baillet Latour is controlled by Stichting Fonds InBev Baillet Latour under Dutch law. Fonds Voorziter Verhelst is controlled by Fonds Verhelst SPRL with social purpose.

4)	EPS Participations is fully owned by EPS which is not controlled.

5)

The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.ab-inbev.com.

6)	Sébastien Holding is controlled by Rayvax Société d’Investissements.

7. Additional information :

1) Certificates issued by Stichting Anheuser-Busch InBev: EPS owns 1 certificate. EPS Participations owns 331,537,415 certificates and BRC owns 331,537,416 certificates. Each certificate entitles potentially to one AB InBev share, owned by Stichting Anheuser-Busch InBev.

2) The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. Since several entities exercise an intermediary control of BRC without nevertheless holding a participation in Anheuser-Busch InBev, these entities have not been included in the table above, but in a separate table which is available on www.ab-inbev.com.

Press Release
Brussels / 13 March 2019 / 9:00 PM CET

3)	EPS makes the notification on behalf of EPS Participations, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

4)	Rayvax Société d’Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

5)	AB InBev makes the notification on behalf of Brandbrew, Mexbrew and Brandbev, its subsidiaries, according to article 11, §1 of the law of 2 May 2007.

6)

Stichting Fonds InBev Baillet Latour makes the notification on behalf of Fonds InBev Baillet Latour SPRL with social purpose, according to article 11 § 1 of the law of 2 May 2007. The Stichting does not directly hold any Anheuser-Busch InBev shares.

7)

Fonds Verhelst SPRL with social purpose makes the notification on behalf of Fonds Voorzitter Verhelst SPRL with social purpose, according to article 11 § 1 of the law of 2 May 2007. The first company does not directly hold any Anheuser-Busch InBev shares.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or AB InBev’s bylaws, should be sent to jan.vandermeersch@ab-inbev.com.

This notification will be posted on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media

Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Aimee Baxter
Tel: +32 16 276 888	Tel: +1 718 650 4003
E-mail: mariusz.jamka@ab-inbev.com	E-mail: aimee.baxter@ab-inbev.com

Jency John	Ingvild Van Lysebetten
Tel: +1 646 746 9673	Tel: +32 16 276 823
E-mail: jency.john@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Press Release
Brussels / 13 March 2019 / 9:00 PM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).